SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-6B-2

Certificate of Notification

Certificate is filed by:

Entergy-Koch, LP
20 East Greenway Plaza
Houston, Texas 77046

This certificate is notice that Entergy-Koch, LP, a Delaware limited partnership ("EKLP") has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.

Type of security or securities:
Guaranty of indebtedness incurred by Entergy-Koch Trading, LP under a Committed Margin Financing Facility (the "Credit Agreement") dated September 25, 2003 between Entergy-Koch Trading, LP ("EKT") and Societe Generale (the "Bank").

2.	Issue, renewal or guaranty: Guaranty.
3.	Principal amount of each security: EKLP's aggregate liability under the guaranty is limited to $30,000,000.00.
4.	Rate of interest per annum of each security: Not applicable.
5.	Date of issue, renewal or guaranty of each security: September 25, 2003.
6.	If renewal of security, give date of original issue: Not applicable.
7.	Date of maturity of each security: Upon payment in full of all liabilities of EKT under, and termination of, the Credit Agreement.
8.	Name of the person to whom each security was issued, renewed or guaranteed: Societe Generale.
9.	Collateral given with each security, if any: Not applicable.
10.	Consideration received for each security: Provision of Credit Agreement by Bank to EKT.
11.	Application of proceeds of each security: Not applicable.
12.

Indicate by ("X") after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a. the provisions contained in the first sentence of Section 6(b):
b. the provisions contained in the fourth sentence of Section 6(b):
c. the provisions contained in any rule of the
Commission other than Rule U-48: X

13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount or par value of the other securities of such company then outstanding: Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:
Not applicable.

15.

If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:
Rule 52(b).

ENTERGY-KOCH, LP By: /s/ David C. Sobotka David C. Sobotka President

Date: October 14, 2003